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                           August 7, 2023

       Meagan LeGear
       Deputy General Counsel
       Groupon, Inc.
       600 West Chicago Avenue
       Suite 400
       Chicago, Illinois 60654

                                                        Re: Groupon, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 31, 2023
                                                            File No. 333-273533

       Dear Meagan LeGear:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rucha
Pandit at (202) 551-6022 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Keerthika M.
Subramanian